                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


                      Universal Compression Holdings, Inc.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                   913431 10 2
                                 (CUSIP Number)


                                 Burt M. Martin
                         Weatherford International, Inc.
                        515 Post Oak Boulevard, Suite 600
                              Houston, Texas 77027
                                 (713) 693-4000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                February 9, 2001
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e),Section 240.13d-1(f) or Section 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 14 Pages

                                  SCHEDULE 13D

CUSIP NO.    9134341 10 2

--------------------------------------------------------------------------------
 1     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       WEUS Holding, Inc.
--------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]

                                                                       (b) [X]
--------------------------------------------------------------------------------
 3     SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       SC
--------------------------------------------------------------------------------
       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
5      ITEMS 2(d) OR  2(e)                                               [ ]

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER
      NUMBER OF
       SHARES               9,471,346 shares
    BENEFICIALLY     -----------------------------------------------------------
      OWNED BY        8     SHARED VOTING POWER
        EACH
      REPORTING             4,278,654 shares
       PERSON        -----------------------------------------------------------
        WITH          9     SOLE DISPOSITIVE POWER

                            13,750,000 shares
                     -----------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                            -0-
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       13,750,000 shares
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       48.4% (based upon the number of shares outstanding on October 20, 2000 and the number of shares issued by Universal in the Merger)
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                               Page 2 of 14 Pages

                                  SCHEDULE 13D

CUSIP NO.    9134341 10 2

--------------------------------------------------------------------------------
 1     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Weatherford International, Inc.
--------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]

                                                                       (b) [X]
--------------------------------------------------------------------------------
 3     SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       SC
--------------------------------------------------------------------------------
       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
5      ITEMS 2(d) OR  2(e)                                               [ ]

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER
      NUMBER OF
       SHARES               9,471,346 shares
    BENEFICIALLY     -----------------------------------------------------------
      OWNED BY        8     SHARED VOTING POWER
        EACH
      REPORTING             4,278,654 shares
       PERSON        -----------------------------------------------------------
        WITH          9     SOLE DISPOSITIVE POWER

                            13,750,000 shares
                     -----------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                            -0-
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       13,750,000 shares
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       48.4% (based upon the number of shares outstanding on October 20, 2000 and the number of shares issued by Universal in the Merger)
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                               Page 3 of 14 Pages

ITEM 1.  SECURITY AND ISSUER.

       This Amendment No. 2 (this "Amendment No. 2") to the Statement on
Schedule 13D filed on November 2, 2000, as amended by Amendment No. 1 filed on November 3, 2000 (collectively, the "Statement"), relates to the beneficial ownership of shares of common stock, par value $0.01 per share ("Universal Common Stock"), of Universal Compression Holdings, Inc. ("Universal"). The address of Universal's principal executive offices is 4440 Brittmoore Road, Houston, Texas 77041.

       This Amendment No. 2 is being filed by Weatherford International, Inc., a Delaware corporation ("Weatherford"), and WEUS Holding, Inc., a Delaware corporation and a wholly owned subsidiary of Weatherford ("WEUS") (each individually a "Reporting Person" and together, the "Reporting Persons") to amend Items 1, 2, 3, 4, 5 and 7 of the Statement. Capitalized terms not defined herein shall have the meanings ascribed to them in the Statement.

ITEM 2.  IDENTITY AND BACKGROUND.

       Schedule I and Schedule II of the Statement, which contain information concerning the executive officers and directors of Weatherford and WEUS, respectively, required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D, are hereby amended and restated in their entirety by Schedule I and Schedule II attached hereto and incorporated herein by reference. Such executive officers and directors may be deemed, but are not conceded to be, controlling persons of Weatherford and WEUS. Except for Weatherford's control of WEUS, no corporation or other person is or may be deemed to be ultimately in control of Weatherford or WEUS.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

   Item 3 is hereby amended and restated as follows:

       On February 9, 2001, the merger ("Merger") of Enterra Compression Company, a direct wholly owned subsidiary of WEUS, and Universal Compression, Inc., a direct wholly owned subsidiary of Universal ("Merger Subsidiary"), was consummated pursuant to an Agreement and Plan of Merger (the "Merger Agreement") that was entered into on October 23, 2000 by each of the Reporting Persons and Universal, Enterra and Merger Subsidiary. In connection with the consummation of the Merger, all of the outstanding shares of stock of Enterra were converted into the right to receive an aggregate of 13,750,000 shares of Universal Common Stock (the "Merger Consideration"). Accordingly, at the effective time of the Merger, WEUS acquired beneficial ownership of 13,750,000 shares of Universal Common Stock. Weatherford may be deemed to have acquired indirect beneficial ownership of 13,750,000 shares of Universal Common Stock through WEUS, its wholly owned subsidiary.

       In connection with the Merger Agreement and to induce the parties to enter into the Merger Agreement, the Purchase Agreement, the Stockholders' Agreement, the Voting Agreement and the Transitional Services Agreement were entered into, each as defined and described more fully in the Statement.

                               Page 4 of 14 Pages

      The transactions contemplated by the Purchase Agreement were consummated immediately prior to the effective time of the Merger. The Stockholders' Agreement automatically terminated at the effective time of the Merger. The Registration Rights Agreement, the Voting Agreement and the Transitional Services Agreement (together, the "Agreements") were executed and remain in effect. For a description of these Agreements, see the sections in Item 4 of the Statement entitled "The Registration Rights Agreement," "The Voting Agreement," and "The Transitional Services Agreement," which descriptions are incorporated herein by reference.

ITEM 4.  PURPOSE OF TRANSACTION

      Item 4 of the Statement is hereby amended to include the following after the second paragraph under the section entitled "The Merger
Agreement-Appointment to the Board of Directors":

      The Weatherford Nominees appointed to Universal's Board of Directors were as follows: Mr. Bernard J. Duroc-Danner (Class C), Mr. Curtis W. Huff (Class B) and Mr. Uriel E. Dutton (Class A).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

       Section (a) of Item 5 of the Statement is hereby amended and restated in its entirety as follows:

       (a) Universal represented in the Merger Agreement that it had outstanding as of the close of business on October 20, 2000 an aggregate of 14,664,038 shares of Universal Common Stock. As of the date of this Amendment No. 2, each Reporting Person may be deemed to beneficially own up to the number of shares and corresponding percentages of the outstanding shares of Universal Common Stock as is set forth on the cover page of this Amendment No. 2. Such information is incorporated herein by reference.

       The aggregate 13,750,000 shares of Universal Common Stock that the Reporting Persons may be deemed to beneficially own represent approximately 48.4% of the outstanding shares of Universal Common Stock. WEUS acquired these shares upon consummation of the Merger as a result of the automatic conversion of the Enterra shares into the right to receive the Merger Consideration at the effective time of the Merger. The Reporting Persons are no longer deemed to be beneficial owners of the 5,494,847 shares of Universal Common Stock that were the Pre-Merger Shares (as defined in the Statement) subject to the Stockholders' Agreement.

       Section (b) of Item 5 of the Statement is hereby amended and restated in its entirety to read as follows:

       (b) The number of shares of Universal Common Stock as to which there is sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for each Reporting Person is set forth on the cover pages of this Amendment No. 2, and such information is incorporated herein by reference.

       Following the effective time of the Merger and the termination of the Stockholders' Agreement, the Reporting Persons are no longer deemed to have shared voting power with respect to the Pre-Merger Shares. The Reporting Persons may be deemed to have the sole power to vote or direct the voting of up to 9,471,346 of the 13,750,000 shares of Universal Common Stock received

                               Page 5 of 14 Pages
upon consummation of the Merger, which amount is equal to 33 1/3% of the shares of Universal Common Stock to be outstanding after the Merger. The Reporting Persons have agreed to vote the remainder of the 13,750,000 shares received in the Merger (4,278,654 shares, referred to in the Statement as the Post-Merger Voting Shares) in the same proportion as the Public Shares (as defined in the Voting Agreement) are voted, and therefore, may be deemed to share the power to vote or to direct the vote of such shares with the other holders of Public Shares. It is impracticable to provide the information required by Item 2 with respect to such stockholders.

   The Reporting Persons may be deemed to have the sole power to dispose of or direct the disposition of all 13,750,000 shares of Universal Common Stock acquired in connection with the Merger and will not share the power to dispose of or direct the disposition of such shares with any other person.


                               Page 6 of 14 Pages

                                  SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 14, 2001


                        WEATHERFORD INTERNATIONAL, INC.

                        By: /s/ Burt M. Martin
                            -----------------------------------
                        Name:   Burt M. Martin
                        Title:  Vice President - Law, Secretary


                        WEUS HOLDING, INC.

                        By: /s/ Burt M. Martin
                            -----------------------------------
                        Name:   Burt M. Martin
                        Title:  Assistant Secretary



                               Page 7 of 14 Pages

                                   SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                         WEATHERFORD INTERNATIONAL, INC.


   The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Weatherford. Unless otherwise indicated below, each such person is a citizen of the United States of America and is an employee of Weatherford, and the business address of each such person is c/o Weatherford International, Inc., 515 Post Oak Boulevard, Suite 600, Houston, Texas 77027. During the last five years, none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of such persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                           Present Principal Occupation or Employment;
Name                                      Business Address
----                       ----------------------------------------------------
Bernard J. Duroc-Danner    Chairman of the Board of Directors, President and Chief
                           Executive Officer

Donald R. Galletly         Senior Vice President - Communications and Investor
                           Relations

E. Lee Colley, III         Senior Vice President and President -
                           Artificial Lift Systems

Jon R. Nicholson           Senior Vice President - Human Resources

Gary L. Warren             Senior Vice President and President - Drilling & Intervention
                           Services

Mark E. Hopmann            Senior Vice President and President - Completion Systems

James N. Parmigiano        Vice President - Operational Controller

Lisa W. Rodriguez          Vice President - Finance & Accounting

Burt M. Martin             Vice President - Law and Secretary


                               Page 8 of 14 Pages

                           Present Principal Occupation or Employment;
Name                                Business Address
----                       ----------------------------------------------
James M. Hudgins           Tax Director and Assistant Secretary

C. Paige DiMaggio          Treasurer

Elizabeth N. Idom          Assistant Treasurer

Philip                     Burguieres Director of Weatherford and Chief
                           Executive Officer of EMC Holdings, LLC, a private energy investment firm
                           711 Louisiana, 33rd Floor
                           Houston, Texas 77002

David J. Butters           Director of Weatherford and a Managing Director of
                           Lehman Brothers Inc., an investment banking company
                           Lehman Brothers Inc.
                           3 World Financial Center
                           200 Vesey Street, 11th Floor
                           New York, New York 10285

Sheldon B. Lubar           Director of Weatherford and Chairman of Lubar & Co.,
                           a private investment and management company
                           Lubar & Co.
                           700 North Water St., #1200
                           Milwaukee, Wisconsin 53202

William Macaulay           Director of Weatherford and Chairman and Chief Executive
                           Officer of First Reserve Corporation, a corporation that
                           manages various investment company funds
                           First Reserve Corporation
                           475 Steamboat Road
                           Greenwich, Connecticut 06830

                               Page 9 of 14 Pages

                           Present Principal Occupation or Employment;
Name                                      Business Address
----                       ----------------------------------------------------
Robert B. Millard          Director of Weatherford and a Managing Director of
                           Lehman Brothers Inc., an investment banking company
                           Lehman Brothers Inc.
                           3 World Financial Center
                           200 Vesey Street, 11th Floor
                           New York, New York 10285

Robert K. Moses, Jr.       Director of Weatherford and a private investor,
                           principally in the oil and gas exploration and oilfield
                           services business in Houston, Texas
                           Black Jack Resources, Inc.
                           4544 Post Oak Place Dr., #320
                           Houston, Texas 77027

Robert A. Rayne            Director of Weatherford and an Executive Director of
                           London Merchant Securities plc, a United Kingdom-listed public limited company engaged in property investment and development with major investments in leisure enterprises
                           London Merchant Securities plc
                           33 Robert Adam Street
                           London W1M 5AH England
                           Mr. Rayne is a citizen of the U.K.


                              Page 10 of 14 Pages

                                   SCHEDULE II

                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                               WEUS HOLDING, INC.


   The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of WEUS. Unless otherwise indicated below, each such person is a citizen of the United States of America, and the business address of each such person is c/o WEUS Holding, Inc., 515 Post Oak Boulevard, Suite 600, Houston, Texas 77027. During the last five years, none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of such persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                           Present Principal Occupation or Employment;
Name                                      Business Address
----                       ----------------------------------------------------
George W. Ribble           President and Director of WEUS and General Manager of
                           Weatherford U.S., L.P.
                           Weatherford U.S., L.P.
                           202 Industrial Boulevard
                           Houma, Louisiana 70363

James M. Hudgins           Tax Director of WEUS and Tax Director and Assistant Secretary
                           of Weatherford

Peggy H. Matherne          Secretary of WEUS and Administrative Assistant of Weatherford
                           U.S., L.P.
                           Weatherford U.S., L.P.
                           202 Industrial Boulevard
                           Houma, Louisiana 70363

Burt M. Martin             Assistant Secretary of WEUS and Vice President - Law,
                           Secretary of Weatherford


                              Page 11 of 14 Pages

                           Present Principal Occupation or Employment;
Name                                      Business Address
----                       ----------------------------------------------------
Geoffrey K. Inose          Director of WEUS and Tax Manager of Weatherford
                           Canada Ltd.
                           Weatherford Canada Ltd.
                           2801 - 84th Avenue
                           Edmonton, Alberta T6P1K1
                           Canada
                           Mr. Inose is a citizen of Canada.

                              Page 12 of 14 Pages